OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

SWIFTMILE, INC.
736 Laurelwood Dr.
San Mateo, CA 94403
(650) 248-6842



UP TO $250,000 OF CROWD NOTES

Swiftmile, Inc. ("Swiftmile," "the company," "we," or "us"), is offering up to $250,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by June 2, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering and a total of $200,000 under the Combined Offerings of Crowd Notes (the "Closing Amount") by June 2, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $250,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to June 2, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Swiftmile, Inc. is a C Corporation incorporated organized on January 2, 2015, under the laws of Delaware. Swiftmile manufactures personal electronic transporter sharing systems for first, last mile commuters.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/swiftmile/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the company?
Officers:				
Colin Roche	CEO, President	45	January 12, 2015, Indefinite	Yes
Leo Vera	COO, CFO and Secretary	44	January 12, 2015, Indefinite	No, approximately 20 hours a week

Keith Moravick	CTO	45	January 12, 2015, Indefinite	Yes
Directors:				
Colin Roche	Director	45	January 12, 2015, Indefinite	Yes
Leo Vera	Director	44	January 12, 2015, Indefinite	No
Significant employees:				
John Mcgraw	Operations	45	January 12, 2015, Indefinite	Yes

Colin Roche
Colin Roche has been the President and Chief Executive Office of Swiftmile since January 2015. He is also responsible for driving innovation and growth. The Swiftmile sales and marketing teams report directly to Colin. Colin brings extensive experience in product design, sales and business development extending over a 20-year career. Colin's first major success as an entrepreneur started with his founding of Pacific Writing Instruments, where he invented and designed a new writing instrument centered around ergonomics. He built this into a globally distributed brand carried in over 25 countries with retail distribution in over 30,000 retail locations. After successfully selling the company to a larger office supply company he joined Jiawei Solar as VP of Sales. With his direction he was able to guide the company through an IPO in 2011. After two other roles as a "C" level leader, including serving as President Hospitality Division at Erogmotion Inc. from January 2013 through March 2015, he founded Swiftmile with the vision of helping solve congestion and pollution in our daily lives.

Leo Vera
Leo Vera, the company's Chief Operating and Financial Officer, is responsible for managing the customer service, supply-chain, finance and operations departments. Leo has held those positions since January 2015. Leo leads Swiftmile operations with a strong financial background, along with proven executive and leadership experience. Leo commenced his working career at Coopers and Lybrand LLP in San Jose in the Audit practice in 1994 before turning to business consulting with the Deloitte Consulting Group in 1997, and then later as Managing Consultant with the IBM Business Consulting Group. Between 2006 and 2011, Leo worked as a Controller and Managing Director of a private engineering company in the aluminum industry with global responsibility for sales, R&D, manufacturing, and operations.

Leo commenced his career in the motion furniture industry in 2011, having responsibility for operations and finance for Santa Barbara-based Ergomotion as its COO and CFO. After growing the company to over $100MM in sales, taking over as its President and CEO in July of 2014, and later successfully selling the company to a strategic industry player in September of 2014, Leo co-founded Swiftmile along with Colin to embark on the important work of ushering in the Light Electric Age. Leo has also continued his work in retail and consumer products for Detroit-based Reverie since January 2015, where he works as the sleep technology company's Chief Operating Officer.

Keith Moravick

Keith Moravick, the company's Chief Technology Officer since January 2015, is responsible for managing the engineering, and research and development arms of the company. Keith is the company's senior technology leader and visionary. Keith began his professional career in 1992 where he worked as an Optical Engineer for Kaiser Aerospace. After working in the defense industry, Keith went to work for Spectra Physics as a Laser Engineer in the solid-state laser division. Keith and several colleagues from Spectra Physics went on to build Arcturus Engineering, a biotech start-up which was focused on applying laser technology to bio-medical applications. Because of high demand for his services, in 2007 Keith started his own consulting business, Palo Alto Technical Solutions, focused on guiding engineering teams in medical device design, manufacturing, and IP generation. Keith earned a bachelor's degree in Physics with concentrations in electro-optics and mechanical design and holds more than a dozen US, EU, and WO Patents.

Related Party Transactions

Keith Moravick loaned the company $25,000 during 2016. The loan agreement terms provided for 5% interest, but the holder elected to forego such interest, resulting in no interest expense being recorded against this loan. The loan was paid back in full in January of 2017.

On August 18, 2016, we sold 1,200,000 common shares to our CTO Keith Movarick under the 2016 Stock Incentive Plan. And, on November 20, 2016, the company issued a $50,000 convertible promissory note to our Chief Operating and Financial Officer Leo Vera for cash. For more information on these transactions and the terms of the instruments, see "Recent Offerings of Securities" and "Other classes of securities of the company."

Other than the transactions listed above, since the beginning of the issuer's last fiscal year, there have not been any other related party transactions.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 25%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $4 million valuation cap, so you should not view the $4 million as being an indication of the company's value. Further the interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.** We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur and Crowd Notes for certain investors only convert at the sole discretion of the company. It is unclear how a court or arbitrator would interpret the provisions of the Crowd Note. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court or arbitrator would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly to the underlying securities of the Crowd Note. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, investors who are considered a non-major investor under the terms of the notes offered, and therefore you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **We have a small management team**. We depend on the skills and experience of Colin, Leo and Keith. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **The company is controlled by its officers and directors.** The company's officers and directors currently hold 95% of the company's voting stock, and at the conclusion of this offering will continue to hold this same percentage of the company's common stock. Investors in this offering will not have the ability to control a vote by the shareholders or the board of directors.

- **This is a brand-new company.** It has a limited operating history, only a few clients, and has only received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that Colin, Leo and Keith can execute it better than the competition, have created a product that has enough leeway ahead of their competitors to gain traction and needed locations and that they can price it right and sign enough users and corporate and community partners that the company will succeed.

- **We are targeting a new and unproven segment within the "bike" sharing market and our competitors may have more resources than us.** Targeting a new and unproven segment introduces unknowns, such as customer adoption**.** We will only succeed (and you will only make money) if there is sufficient demand for this service, people think it is a better option than the competition and other alternatives (e.g., walking and alternative modes of transportation) and we have priced the services at a level that allows the company to make a profit and still attract business. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

- **We could have potential regulatory issues.** To date, we have been focused on California, where a recent law clarified that eBikes will not have the same registration, licensing and insurance requirements as motor vehicles. Not all jurisdictions provide eBikes this regulatory certainty and certain jurisdictions currently prohibit the use of eBikes and other forms of electronic transportation or impose registration and licensing requirements. Without changes in the law this restrictions may limit our potential target market.

- **We are reliant on one manufacturer for our docking system and one manufacturer for our proprietary eBike.** Currently, we are working with one manufacturer to supply our docking system. The same is also true for the sourcing of our proprietary eBike. We are working on dual-sourcing manufacturers to mitigate this risk. We also own the designs on our product and the customizations to the eBike, which will facilitate our dual-sourcing efforts. However, and until that point, should we be forced to switch manufacturers, this could impact our ability to manufacture our systems in a costly and time efficient manner.

- **The company will likely need more money.** The company might not sell enough notes to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the common stock it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **The auditor has included a "going concern" note in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of March 1, 2017, are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Colin Roche	5,700,000 Common Shares	75.3%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).
- Once a "qualified equity financing" occurs, the notes may be converted thereafter if the company chooses, or if a corporate transaction occurs.

However, investors who invest $20,000 or greater will be considered "Major Investors" under the Crowd Note and if there is a qualified equity financing, notes held by those investors will convert at that time. In the future, these investors may be entitled to greater voting and inspection rights than investors who invest less than $20,000.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 25% to the price in the qualified equity financing, subject to a $4 million valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 8%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of 200,000 for the Combined Offerings of Crowd Notes under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $250,000 from investors through Regulation Crowdfunding before the deadline of June 2, 2017.

The minimum investment is this offering is $500.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes this offering.

The company's seed round of financing consists of the sale of up to $250,000 of Crowd Notes and $500,000 of other instruments, included convertible promissory notes. See "Liquidity and Capital Resources; Future Trends" and "Recent Offerings of Securities" for more details on the convertible promissory notes.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Swiftmile and do not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Unless specified in separate contracts with the holders, holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of preferred stock that we may designate in the future.

Right of First Refusal

Certain shareholders through their stock purchase agreements are bound to the right of first refusal as set forth in that agreement.

Participation Right

Certain shareholders through their stock purchase agreements are entitle to participations rights as set forth in that agreement. This means, while these shareholders hold shares in the company, and prior to an IPO or a change and control, for any offerings of equity and convertible debt, these shareholders will be entitle to participate up to their pro-rata share in those offerings.

Drag-Along Rights

Certain Shareholders through their stock purchase agreements are bound to drag-along provision as set forth in the stock purchase agreement, pursuant to which those shareholders agree that if Colin Roche becomes a party to a drag-along provision they will also be a party on similar terms

Convertible Promissory Note issued in May 2015

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 5% and have a maturity date of May 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

Conversion terms

The convertible promissory notes are automatically convertible into the company's preferred stock upon the first private equity sale of at least $1,000,000 at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the company. In the event of the sale of the company, the convertible promissory notes shall be due and payable in the amount of the greater of two times the then outstanding principal and accrued interest or converted into common stock of the company with the number of shares to be issued equal to the then outstanding principal and accrued interest divided by the price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the company. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes may be converted into common stock of the company at a price per share implied by a $1,000,000 valuation on the fully diluted capitalization of the company.

Convertible Promissory Note issued in October 2015

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 5% and have a maturity date of October 2017. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

Conversion terms

The convertible promissory notes are automatically convertible into the company's preferred stock upon the first private equity sale of at least $1,000,000 at a price per share equal to the lesser of 80% of the lowest price in the triggering financing or the price per share implied by a $2,000,000 valuation on the fully diluted capitalization of the company. In the event of the sale of the company, the convertible promissory notes shall be due and payable in the amount of the greater of two times the then outstanding principal and accrued interest or converted into common stock of the company with the number of shares to be issued equal to the then outstanding principal and accrued interest divided by the price per share implied by a $2,000,000 valuation on the fully diluted capitalization of the company. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes may be converted into common stock of the company at a price per share implied by a $2,000,000 valuation on the fully diluted capitalization of the company.

Convertible Promissory Notes issued in 2016 and 2017

Interest Rate and Maturity

The issued convertible promissory notes of the company bear an interest rate of 8% and have a maturity date of April 2018. No principal or interest payments are due prior to maturity, and prepayments are not allowed.

Conversion terms

The convertible promissory notes are automatically convertible into the company's preferred stock upon the first private equity sale of at least $1,000,000 at a price per share equal to the lesser of 75% of the lowest price in the triggering financing or the price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the company. In the event of the sale of the company, the convertible promissory notes shall be due and payable in the amount of the greater of two times the then outstanding principal and accrued interest or converted into common stock of the company with the number of shares to be issued equal to the then outstanding principal and accrued interest divided by the price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the company. In the event that the convertible promissory notes remain outstanding and have not been previously converted by the maturity date, then at the holders' options at any time upon written notice, the notes may be converted into common stock of the company at a price per share implied by a $4,000,000 valuation on the fully diluted capitalization of the company.

SAFE Note

Interest Rate and Maturity

The SAFE note does not accrue interest or have a maturity date.

Conversion terms

The SAFE note automatically converts into preferred stock at a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreement converts into is whichever provides for a greater number of shares of preferred stock between: i) $25,000 ("Purchase Amount") divided by the price per share determined by a pre-money valuation of $475,000 on the Company's then outstanding capitalization; ii) the Purchase Amount divided by the price per share used in the triggering preferred stock financing. If the SAFE agreement converts into the Company's preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

Liquidation terms

In the case of a liquidation event, the holder of the SAFE note is entitled to the greater of $25,000 or value the holder would have received had the note converted to shares using a $475,000 valuation cap. The SAFE agreements provide holders with various additional protections, including preferences over common shareholders in a dissolution event for payment of the Purchase Amount.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Results of Operations

The company to date has focused on developing its business, include spending funds on research and development. The company is in the process of launching its initial pilot program and the historical revenues and expenses will not be indicative of the company's future financial condition.

The company's net revenues for the year ended December 31, 2016 were $29,450, an increase of $9,023 from $20,427 in 2015. Net revenues consisted of mostly sales of personal electric transit solutions (e.g. eBikes). The company's cost of revenue was $17,941 for the year ended December 31, 2016 and $19,714 for the year ended December 31, 2015.   The company's revenues were primarily derived from eBike and ultra light electric vehicle sales and the cost of net revenues relates to the cost of acquiring and deploying these units to customers.

The company's operating expenses consist of general and administrative cost, research and development, and sales and marketing. Operating expenses increased by 212% to $418,351 in December 31, 2016 from $134,135 in December 31, 2015.

The primary components of this increase were due to costs associated with general and administrative expenses and research and development. The general and administrative costs increased 91% to $213,641, reflecting increases in wages, legal and professional fees. The company began investing in research and development in 2016, and the costs were $204,460. Research and development funds were used for the development of our hardware and software systems for the Swiftmile charging station, the app control, the backend system, and development of our proprietary eBike. However, during this period the costs associated with sales and marketing decreased 49% to $11,859.

Other income and expenses primarily consist of competition income and competitions costs and interest expenses. The company had other income of $134,084 for the year ended December 31, 2016 and other expenses of $3,768 for the year ended December 31, 2105. The company's other expenses in 2015 solely consisted of other interest expense of $3,768. The company also had an interest in expense of $11,916 in 2016; however, this amount was offset by the competition amounts. The company received $250,000 in 2016 from Verizon, for its third place finish in Verizon's Powerful Answers Global Award. The award of $250,000 was classified as competition income and the $104,000 for costs related to this competition, which were primarily personnel costs, were recorded as competition expenses.

Since the end of the period covered by the financial statements, we have raised $125,000 to support the completion of development of hardware and software to support a rollout of our share system to various customers in the Bay Area.

Plan of Operations and Milestones

We are not yet operational. We have established the following milestones in our plan of operations:

- Early in the second quarter this year, we plan to close our seed round (this offering and our concurrent offerings under Regulation D).
- By the end of the second quarter, we plan to launch our pilot program in the Bay Area to key accounts.
- In the second half of 2016, we plan to launch a Series A round of financing for scalability of business.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $552,486.

The company was originally capitalized by the founders and through the sale of convertible promissory notes and a SAFE note. The principal amount and accrued interest of notes outstanding as of December 31, 2016 was $462,975. The company had cash on hand in the amount of $88,776 at December 31, 2016. In February 2017, the company received $125,000 from the sale of convertible promissory notes. Notwithstanding capital expenditures, currently, we estimate our burn rate (net cash out) to be on average $30,000 per month.

The company is beginning a pilot project in the Bay Area. The company estimates that the capital expenditure needed for the project is $250,000 and to cover ongoing expenses. In the event it does not raise sufficient funds from this offering, the company will seek alternative sources of financing including through accredited investors. In addition, the company intends to begin a Series A round of financing in the second half of this year.

Indebtedness

The founders and officers of the company advanced funds to the company to fund its operations in the period since inception. The advances do not bear interest and are considered payable on demand. The company currently does not owe any money to its officers.

In January 2015, the company entered into an auto financing arrangement for $37,234. The loan calls for monthly payments of $727 for 61 months, maturing on February 2020, with an interest rate of 6.29%. The balance due on the loan as of December 31, 2016 was $25,303.

Recent Offerings of Securities

We have made the following issuances of securities since inception:

- On January 9, 2015, we granted a $25,000 SAFE note in reliance on Section 4(a)(2) of the Securities Act, for consideration of $25,000. The proceeds of this offering were used for market testing.

- In May 2015, we granted a series of convertible promissory notes valued at $75,000 in reliance on Section 4(a)(2) of the Securities Act, for consideration of $75,000. The proceeds of this offering were used for additional market testing and general operating expenses of the business.

- On August 18, 2016, we sold 1,200,000 common shares to our CTO, Keith Movarick in reliance on Section 4(a)(2) of the Securities Act, for consideration of his services to the company and a nominal amount of $1,200.

- On October 19, 2015, we granted a $50,000 convertible promissory notes in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50,000. The proceeds of this offering were used for general operating expenses of the business.

- On October 20, 2016 we granted 151.834 shares of Common Stock to BootUp Capital I, L.P. in reliance on Section 4(a)(2) of the Securities Act, for consideration of $151.83 and their advisory services. The proceeds of this offering were used for general business purposes.

- On October 26, 2016, as part of this seed round of financing, the company issued a $250,000 convertible promissory note in reliance on Section 4(a)(2) of the Securities Act, for consideration of $250,000. The proceeds of this offering were used for development of the share-system hardware and software.

- On November 3, 2016, we sold 37,958 common shares in reliance on Section 4(a)(2) of the Securities Act, for consideration of legal services to the company and a nominal amount of $37.96.

- On November 14, 2016, we sold 180,000 common shares in reliance on Section 4(a)(2) of the Securities Act, for consideration of $180.00 and services to the company. The proceeds of this offering were used for general business purposes.

- On November 20, 2016, as part of this seed round of financing, the company issued a $50,000 convertible promissory note to our Chief Operating and Financial Officer Leo Vera in reliance on Section 4(a)(2) of the Securities Act, for consideration of $50,000. The proceeds of this offering were used for the development of the Swiftmile charging station hardware.

- In February 2017, as part of this seed round of financing, we granted three convertible promissory notes for a total of $125,000 in reliance on Section 4(a)(2) of the Securities Act, for consideration of $125,000. The proceeds of this offering were used for development of the share-system hardware and software.

Valuation

Along with input from its shareholders, the company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise th**e** Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $180,500. We plan to use these proceeds as follows:

- 50% for hardware and software development.

- 50% for our pilot inventory of Swiftstations and Swiftbikes.

If we raise the Maximum Amount of $250,000, the net proceeds of this offering to the issuer will be approximately $,228,000. We plan to use these proceeds as follows:

- 40% for hardware and software development.

- 40% for out pilot inventory of Swiftstations and Swiftbikes.

- 20% for operating expenses, including $15,000 in salaries to our officers.

If we receive funds in our concurrent offering under 506(c), we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.swiftmile.com/investors which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/swiftmile/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.